SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Gigamon Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

37518B102
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518B102	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 842,048 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 842,048 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 842,048 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

(1) Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 954,904 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 1,796,952 shares representing of 4.8% of the outstanding shares.

CUSIP No. 37518B102	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,789,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,789,352 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,789,352 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

(1) Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 2,029,168 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 3,818,520 shares representing of 10.1% of the outstanding shares.

CUSIP No. 37518B102	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,789,352 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,789,352 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,789,352 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

(1) Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 2,029,168 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 3,818,520 shares representing of 10.1% of the outstanding shares.

CUSIP No. 37518B102	Schedule 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On October 26, 2017, Ginsberg Holdco, Inc. (“Newco”) and Ginsberg Merger Sub, Inc., a wholly-owned subsidiary of Newco (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Newco. Newco and Merger Sub were formed by Elliott and Elliott International (collectively, the “Elliott Funds”), funds affiliated with Elliott Management Corporation. Capitalized terms used but not otherwise defined in this Item 4 have the meaning set forth in the Merger Agreement.

At the Effective Time, each share (“Shares”) of Common Stock issued and outstanding as of immediately prior to the Effective Time (including Shares of Restricted Stock and excluding Dissenting Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $38.50, without interest thereon (the “Merger Consideration”). Consummation of the Merger is subject to customary closing conditions, including, without limitation, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by the Issuer’s stockholders.
The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 99.2 and is incorporated herein by reference.
If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.
In connection with the entry of the Merger Agreement, the Elliott Funds have delivered to the Issuer a Voting Agreement obligating the Elliott Funds to vote all Shares owned by them in favor of the Merger.
The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 99.3 and is incorporated herein by reference.
Newco has obtained equity and debt financing commitments to fund (together with cash on hand of the Issuer) the Merger Consideration pursuant to a commitment letter (the “Equity Commitment Letter”) from the Elliott Funds of up to $838,039,574 in the aggregate and a debt commitment letter from Jefferies Finance LLC, providing commitments for up to $550,000,000 in term loans. The Elliott Funds have also agreed to rollover and contribute to Newco 2,631,400 shares of Common Stock, which will be cancelled at the Effective Time without any consideration paid therefor. The Elliott Funds intend to syndicate a portion of their equity commitment pursuant to existing and future equity commitments from third parties.
The foregoing description of the Equity Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Equity Commitment Letter, which is attached as Exhibit 99.4 and is incorporated herein by reference.

CUSIP No. 37518B102	Schedule 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5(a) is hereby amended and restated as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 14.9% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 37,778,136 shares of Common Stock outstanding (including 166,570 shares of Performance Restricted Stock (as defined in the Merger Agreement) and 282,721 shares of Restricted Stock (as defined in the Merger Agreement)), which is the total number of shares of Common Stock outstanding of October 25, 2017 as set forth in the Merger Agreement.

As of the date hereof, Elliott beneficially owned 842,048 shares of Common Stock, constituting 2.2% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 1,789,352 shares of Common Stock, constituting approximately 4.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,789,352 shares of Common Stock beneficially owned by Elliott International, constituting approximately 4.7% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 2,631,400 shares of Common Stock, constituting approximately 7.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 7.9% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and restated as follows:

Elliott, both directly and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 954,904 and 2,029,168 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 2.5% and 5.4% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 7.9% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares").  The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

CUSIP No. 37518B102	Schedule 13D/A	Page 7 of 8 Pages

On May 8, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described in Item 4 and above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBITS
Item 7 is hereby amended to add the following:
Exhibit	Description

Exhibit 99.2	Agreement and Plan of Merger, dated as of October 26, 2017, by and among Ginsberg Holdco, Inc., Ginsberg Merger Sub, Inc., and Gigamon Inc. (incorporated herein by reference to Exhibit 2.1 of Gigamon Inc.’s Current Report on Form 8-K filed October 26, 2017).

Exhibit 99.3

Voting Agreement, by and among Elliott Associates, L.P., Elliott International, L.P. and Gigamon Inc., dated October 26, 2017 (incorporated herein by reference to Exhibit 99.1 of Gigamon Inc.’s Current Report on Form 8-K filed October 26, 2017).

Exhibit 99.4	Equity Commitment Letter, dated as of October 26, 2017, by and among Elliott Associates, L.P., Elliott International, L.P. and Ginsberg Holdco, Inc.

CUSIP No. 37518B102	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 30, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President